August 22, 2024

Nick Bhargava
Chief Financial Officer
Groundfloor Finance Inc.
1201 Peachtree St NE, Suite 1104-400
Atlanta, GA 30361

       Re: Groundfloor Finance Inc.
           Post Qualification Amendment to Offering Statement on Form 1-A Filed July 26, 2024
           File No. 024-12013
Dear Nick Bhargava:

       We have reviewed your amendment and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment to Offering Statement on Form 1-A
Cover Page

1. Please revise the references to $10,945,670 of LROs on the cover page and on page 1 as it appears from your disclosure elsewhere in the filing that you are seeking to qualify
       $14,172,049 of LROs.
2. Please reconcile your disclosure on the cover page that this PQA also withdraws an aggregate of $37,013,950 in aggregate amount of LROs with the disclosure on pages 65-
       70 of your filing.
3. We note the disclosure on the cover page that you hereby incorporate by reference into this PQA all of the information contained in the Annual Report on Form 1-K, for
       Groundfloor Finance Inc., covering the periods ending December 31, 2023 and December
       31, 2022. Please tell us the specific information you are attempting to incorporate by reference from your Form 1-K. Please note that reference may not be made to any document if the portion of such document containing the pertinent information includes an incorporation by reference to another document. Revise your incorporation by reference to comply with General Instruction III to Form 1-A.
 August 22, 2024
Page 2

Risk Factors, page 8

4. Under "The payment obligations of the Borrower are not guaranteed . . ..," please describe in greater detail the risks of Borrower defaults, such as the uncured default rate of LROs and when investors are informed that a Borrower misses a payment.

5. We note your disclosure that investors waive their rights to a jury trial under the Investor
       Agreement. Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If this provision applies to Securities
       Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also, please disclose whether this provision is intended to apply to secondary purchasers. Please file the Investor Agreement as an exhibit.
Management Discussion and Analysis, page 20

6. Under "Results of Operations," clarify whether the company's revenues all relate to the prior series LROs that the company has offered under Regulation A. If so, please describe in greater detail the results of the prior series LROs, including the extent to which the interest income, and if applicable principal payments, have complied with the terms of the series. Also discuss the extent to which the terms of any series have been amended and whether any defaults have occurred to date.
Interests of Management and Others in Certain Transactions, page 55

7. Please update and reconcile your disclosure in this section with the disclosure in your financial statements including the loan to Moma Walnut, LLC referenced in Note 13.
Plan of Distribution, page 71

8.     We note your disclosure that you reserve the right to reject any
investor   s subscription or
       commitment in whole or in part for any reason. Please clarify how soon after receipt of a subscription you will accept or reject such subscription, subject to the LRO being fully subscribed.
9. We note your disclosure that the offering of each series of LROs covered by this Offering
       Circular will remain open until the earlier of (i) 90 days, or (ii) the date the Offering of a particular series of LROs is fully subscribed with irrevocable funding commitments.
       Please reconcile this disclosure with your statement that you will notify investors who have previously committed funds to purchase such series of LROs of any such extension by email and will post a notice of the extension on the corresponding Project Summary on the Groundfloor Platform. If you may extend the offering period for a series of LROs please describe that clearly.
Where you can find additional information, page 75

10. We note your reference to appropriate additional information in this section and your disclosure on page 71 that in addition to this Offering Circular, subject to limitations imposed by applicable securities laws, you may use additional advertising, sales and other promotional materials in connection with the Groundfloor Platform. Please clarify if these
 August 22, 2024
Page 3

       materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the offering circular pursuant to Item 17 of Part III of Form 1-A or advise.
Note 5. Loans to Developers and Allowance for Expected Credit Losses Nonaccrual and Past Due Loans, page F-14

11. Please explain why you recognized interest income on nonaccrual loans in the amounts of
       $1,992,728 and $5,714,335 for the years ended December 31, 2023 and 2022, respectively.
Exhibits

12. The legal opinion provided as exhibit 12.1 appears to reference the offering in Post-
       Qualification Amendment No. 4 rather than this amendment. Please provide an updated legal opinion.
13. We note that Exhibit 10 references a power of attorney filed on June 15, 2020; however, no power of attorney appears to have been filed on that date. Please file the power of attorney as an exhibit.
General

14. We note that several sections of your disclosure are as of December 31, 2023. As examples we note the disclosure on page 50 regarding employees, legal proceedings and properties and on page 54 regarding your principal stockholders. Please provide your disclosure as of the most recent practicable date.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction